Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

The following is an English translation of an advertisement that John Bean Technologies Corporation placed in an Icelandic newspaper on June 20, 2024:

VOLUNTARY PUBLIC TAKEOVER OFFER TO THE SHAREHOLDERS OF MAREL HF.

John Bean Technologies Europe B.V. submits a voluntary public takeover offer to the shareholders of Marel hf.

On 19 January 2024, John Bean Technologies Corporation (“JBT”), a leading global technology solutions provider to high-value segments of the food & beverage industry, announced its intention to submit a voluntary public takeover offer (the “Offer”) to the shareholders of Marel hf. (“Marel” or the “Company”) to acquire all issued and outstanding shares in the Company, excluding treasury shares.

John Bean Technologies Europe B.V., a wholly owned subsidiary of JBT (the “Offeror”), submits a voluntary public takeover offer to acquire all issued and outstanding shares in Marel (excluding any treasury shares) (the “Marel Shares”), in accordance with the provisions of the Icelandic Act no. 108/2007 on Takeovers (the “Icelandic Takeover Act”), based on the terms and conditions set out in an offer document to be dated 24 June 2024 that has been approved by the FSA (the “Offer Document”). JBT and the Offeror will also issue a prospectus in connection with the Offer (the “Offering Prospectus”).

About JBT

JBT is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces, and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT employs approximately 5,100 people worldwide and operates sales, service, manufacturing, and sourcing operations in more than 25 countries.

The Offer

The Offer extends to all issued and outstanding Marel Shares which are not owned by the Company itself. Marel shareholders who are registered in the Company’s share register, including custody agents, at the end of the day on 20 June 2024 will be sent the Offer Document, except for those Marel shareholders who are located in such jurisdictions in which the distribution of the Offer Document and Offering Prospectus and making of the Offer would be contrary to law or otherwise restricted.

The Offer Document and Offering Prospectus may also be accessed on the Offer’s website (www.arionbanki.is/marel) and the websites of Marel (www.marel.com) and JBT (www.jbtc.com) beginning on 24 June 2024.

Offer Period

The Offer commences on 24 June 2024 and expires at 5.00 p.m. Icelandic time on 2 September 2024 (as such date may be extended from time to time pursuant to the Transaction Agreement entered into between JBT, the Offeror and Marel on 4 April 2024 and the applicable provisions of the Icelandic Takeover Act and U.S. securities laws, the “Expiration Date”).

Offer Price and Settlement

Marel’s shareholders are offered EUR 3.60 per Marel Share (based on a reference price per JBT Offer Share (as defined below) of USD 96.25) (ISK 538 per Marel Share (based on an ISK/EUR exchange rate of 149.5)), as may be adjusted pursuant to the terms of the Offer. Accepting Marel shareholders can elect to receive, in exchange for each Marel Share, one of the following:

(i)	EUR 3.60 in cash;

(ii)	0.0265 newly and validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of JBT (the “JBT Offer Shares”) and EUR 1.26 in cash; or

(iii)	0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares.

Accepting Marel shareholders can choose to receive JBT Offer Shares listed on either (a) the NYSE or (b) Nasdaq Iceland (subject to the approval of the listing of JBT Offer Shares on Nasdaq Iceland), and if no explicit selection is made, accepting Marel shareholders shall receive JBT Offer Shares listed on the NYSE. Accepting Marel shareholders who elect the consideration described in (i) above will only receive JBT Offer Shares if the proration process described in the Offer Document and Offering Prospectus results in such accepting Marel shareholders receiving a mix of cash and JBT Offer Shares.

Elections will be subject to the proration process, as applicable, as described in the Offer Document and Offering Prospectus, such that the Marel shareholders immediately prior to the closing of the Offer (assuming 100% of Marel shareholders accept the Offer) will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company.

Settlement of the Offer will be made as promptly as possible but shall take place no later than three business from the expiry of the offer period (provided that the Offeror may apply for an extension as permitted under the Icelandic Takeover Act). Trading of the JBT Offer Shares is expected to commence on the settlement date.

Acceptance Procedure

The Marel Shares are listed on both Nasdaq Iceland and Euronext Amsterdam. Acceptances of the Offer must be received by either (i) Arion banki hf., in respect of Marel Shares listed on Nasdaq Iceland, or (ii) ABN AMRO Bank N.V. in respect of Marel Shares listed on Euronext Amsterdam. Marel shareholders who wish to tender their Marel Shares are urged to submit their acceptance in accordance with the procedures set out in the Offer Document and Offering Prospectus.

The Offeror reserves the right to reject any acceptance that is not correctly or lawfully completed or that is received after the Expiration Date. The Offeror reserves the right to approve acceptances being received after the Expiration Date or not being correctly completed within the limits of the requirements in the Icelandic Takeover Act. Marel shareholders who hold Marel Shares listed on Nasdaq Iceland and have an Icelandic electronic ID, and who wish to tender their Marel Shares on the terms and conditions of the Offer must submit their acceptance of the Offer by completing the electronic acceptance form available on www.arionbanki.is/marel prior to 5.00 p.m. (Icelandic time) on the Expiration Date. Marel shareholders who hold Marel Shares listed on Nasdaq Iceland, but who do not possess an Icelandic electronic ID or cannot otherwise complete the electronic acceptance form, must complete and sign the acceptance form enclosed with the Offer Document as an appendix and return to it to Arion banki hf. prior to 5.00 p.m. (Icelandic time) on the Expiration Date via email at marel2024@arionbanki.is or to the offices of Arion banki hf. at Borgartún 19, 105 Reykjavík, Iceland.

Marel shareholders who hold Marel Shares listed on Euronext Amsterdam are requested to make their acceptance known through their custodian, bank or stockbroker no later than by 5.00 p.m. (Icelandic time) on the Expiration Date. Each Marel shareholder should contact its financial intermediary to obtain information on the acceptance process, including the deadline by which such shareholder must send instructions to the financial intermediary to accept the Offer. Marel shareholders should comply with the dates and acceptance process set by their financial intermediary, as such dates may differ from the dates and times noted in the Offer Document and the Offering Prospectus. Institutions admitted to Euronext Amsterdam can tender Marel Shares listed on Euronext Amsterdam only to ABN AMRO Bank N.V. and only in writing via email at corporate.broking@nl.abnamro.com by completing and signing the intermediary acceptance response form which will be provided by ABN AMRO Bank N.V. to such institutions.

At any time during the offer period, accepting Marel shareholders may withdraw their tendered Marel Shares. Accepting Marel shareholders will continue to be bound by their acceptance if the offer period is extended and/or the offer price is increased, unless they withdraw their acceptance. Following the Expiration Date, withdrawal rights will cease, and any Marel Shares tendered into the Offer will not be able to be withdrawn.

Questions

Marel shareholders who hold Marel Shares listed on Nasdaq Iceland can contact Arion banki hf. with any queries related to the acceptance and/or settlement of the Offer by email at assistance.marel2024@arionbanki.is.

Marel shareholders who hold Marel Shares listed on Euronext Amsterdam should contact their financial intermediary to obtain information on the acceptance and/or settlement process. Financial intermediaries and Marel shareholders can contact ABN AMRO Bank N.V. with any queries by email at corporate.broking@nl.abnamro.com.

20 June 2024

John Bean Technologies Europe BV

Important Notices

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Overseas Jurisdictions

The communication, publication or distribution of this communication in or into jurisdictions other than the United States, Iceland, the Netherlands and Denmark may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United States, Iceland, the Netherlands and Denmark should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the offer disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this communication and formal documentation relating to the Offer will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the offer is sent or made available to Marel shareholders in that jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus. Additionally, JBT has filed with the FSA the Offering Prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the Offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities and the Offer Document, which have been approved by the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY

STATEMENT/PROSPECTUS CONTAINED THEREIN, THE OFFERING PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following the launch of the Offer, you may obtain a free copy of the Offering Prospectus on the FSA’s website at www.fme.is and on JBT’s website at www.jbtc.com as well as a free copy of the offer document.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the Offer. You may obtain free copies of these documents as described in the preceding paragraph.